UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

YETI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98585X 104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585X 104

1.	Names of Reporting Persons Ryan R. Seiders

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,103,673

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,103,673

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,103,673

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98585X 104

1.	Names of Reporting Persons RRS ICE Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,103,673

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,103,673

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,103,673

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98585X 104

1.	Names of Reporting Persons RRS Ice 2, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,103,673

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,103,673

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,103,673

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer YETI Holdings, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 7601 Southwest Parkway, Austin, Texas 78735

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

(i)                            Ryan R. Seiders
P.O. Box 163325, Austin, TX 78716
Citizenship: United States

(ii)                         RRS ICE Management, LLC
P.O. Box 163325, Austin, TX 78716
Citizenship: Texas limited liability company

(iii)                      RRS Ice 2, LP
P.O. Box 163325, Austin, TX 78716
Citizenship: Texas limited partnership

The foregoing persons are collectively referred to herein as the “Reporting Persons.”

(d)	Title of Class of Securities Common Stock, par value $0.01 per share
(e)	CUSIP Number 98585X 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

As of December 31, 2019, each of the Reporting Persons’ beneficial ownership was as follows:

(A) Ryan R. Seiders:

Amount beneficially owned: 5,103,673 shares

Percent of class: 5.9%

Sole voting power: 5,103,673 shares

Shared voting power: 0 shares

Sole dispositive power: 5,103,673 shares

Shared dispositive power: 0 shares

(B) RRS ICE Management, LLC:

Amount beneficially owned: 5,103,673 shares

Percent of class: 5.9%

Sole voting power: 5,103,673 shares

Shared voting power: 0 shares

Sole dispositive power: 5,103,673 shares

Shared dispositive power: 0 shares

(C) RRS Ice 2, LP:

Amount beneficially owned: 5,103,673 shares

Percent of class: 5.9%

Sole voting power: 5,103,673 shares

Shared voting power: 0 shares

Sole dispositive power: 5,103,673 shares

Shared dispositive power: 0 shares

The percentage of beneficial ownership is based on 86,786,443 shares of common stock outstanding as of February 7, 2020.

Ryan R. Seiders is the manager of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The right to receive dividends on, and proceeds from the sale of, the shares reported herein is governed by the limited partnership agreement of RRS Ice 2, L.P., and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in accordance therewith.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit I.

Item 8.	Identification and Classification of Members of the Group
See Exhibit II.

Item 9.	Notice of Dissolution of Group
See Exhibit II.

Item 10.	Certification
This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020	/s/ Ryan R. Seiders
Ryan R. Seiders

Dated: February 13, 2020	RRS ICE MANAGEMENT, LLC

	By:	/s/ Ryan R. Seiders
Name: Ryan R. Seiders
Title: Manager

Dated: February 13, 2020	RRS ICE 2, LP

	By:	RRS ICE MANAGEMENT, LLC, its general partner

	By:	/s/ Ryan R. Seiders
Name: Ryan R. Seiders
Title: Manager

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Notice of Dissolution of Group

Exhibit III — Joint Filing Agreement

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The shares of common stock included in this Schedule 13G are held by RRS Ice 2, LP. Ryan R. Seiders is the manager of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP.

EXHIBIT II

Notice of Dissolution of Group

The Reporting Persons were previously party to a Voting Agreement, dated as of October 24, 2018 (the “Voting Agreement”), pursuant to which the Reporting Persons may have been deemed to be a member of a “group.” The Reporting Persons had previously filed a Schedule 13G jointly with Cortec Management V, LLC and its affiliated entities and with Roy J. Seiders and his affiliated entities on February 7, 2019 as they were all party to the Voting Agreement. As the Voting Agreement expired by its terms on November 12, 2019, the Reporting Persons are no longer deemed to be a member of a “group” and are no longer filing a Schedule 13G jointly with Cortec Management V, LLC and its affiliated entities or with Roy J. Seiders and his affiliated entities. Any further filings, if required, will be made separately by the Reporting Persons, Cortec Management V, LLC and its affiliated entities, and Roy J. Seiders and his affiliated entities. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owner of any securities covered by this Schedule 13G.

EXHIBIT III

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 13, 2020, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of YETI Holdings, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2020	/s/ Ryan R. Seiders
Ryan R. Seiders

Dated: February 13, 2020	RRS ICE MANAGEMENT, LLC

	By:	/s/ Ryan R. Seiders
Name: Ryan R. Seiders
Title: Manager

Dated: February 13, 2020	RRS ICE 2, LP

	By:	RRS ICE MANAGEMENT, LLC, its general partner

	By:	/s/ Ryan R. Seiders
Name: Ryan R. Seiders
Title: Manager